UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.              )*

MRC Global Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55345K103

(CUSIP Number)

Dan Churay

General Counsel

MRC Global Inc.

2 Houston Center

909 Fannin Street, Suite 3100

Houston, Texas

(877) 294-7574

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. Mario Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.
1.	Names of Reporting Persons. Cornell Capital Special Situations Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.
1.	Names of Reporting Persons. Cornell Capital GP II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.
1.	Names of Reporting Persons. Cornell Investment Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.
1.	Names of Reporting Persons. Henry Cornell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only PF
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 15,264 (includes Shares underlying options. See Item 5)
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power 15,264 (includes Shares underlying options. See Item 5)
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,317,273.2 (includes Shares underlying options. See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of MRC Global Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 2 Houston Center, 909 Fannin Street, Suite 3100, Houston, Texas, 77010.

Mario Investments LLC, a Delaware limited liability company (“MI”), owns 363,000 of the Issuer’s 6.50% Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”). The Series A Preferred Stock is convertible at the option of the holder at any time after the Issue Date (as defined below) and, under certain circumstances, as required by the Issuer, into shares of Common Stock at an initial conversion rate of 55.9284 shares of Common Stock for each share of Series A Preferred Stock, which represents an initial conversion price of approximately $17.88 per share of Common Stock, subject to adjustment.

Item 2. Identity and Background

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a)   The term “Reporting Persons” collectively refers to:

•	Mario Investments LLC, a Delaware limited liability company;

•	Cornell Capital Special Situations Partners II LP, a Cayman Islands exempted limited partnership (“CCSS”);

•	Cornell Capital GP II LP, a Delaware limited partnership (“CCGP”);

•	Cornell Investment Partners LLC, a Delaware limited liability company (“CIP”);

•	Henry Cornell, a United States citizen (“Henry Cornell”).

(b)   The business address of each of the Reporting Persons is: c/o Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017.

(c)   Henry Cornell is the founder of Cornell Capital LLC which is a private investment firm that focuses on creating lasting value for its investors and portfolio companies in partnering with exceptional management teams. Henry Cornell is also the sole member of CIP. CIP is the general partner of CCGP, which is the general partner of CCSS. CCSS is the sole member of MI. As such, Henry Cornell is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

(d)   During the last five years, none of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)   The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of beneficial ownership of the Common Stock was investment capital from limited partners of CCSS.

The disclosures under Item 6 relating to the Company’s private placement of Series A Preferred Stock are incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities described in this Statement with the intent to hold the securities for investment purposes.

Consistent with these investment purposes, the Reporting Persons may have discussions with management and members of the board of directors of the Issuer from time to time, and may make suggestions and give advice to the Issuer, including with respect to strategic matters.

The disclosures under Item 6 relating to the Company’s private placement of Series A Preferred Stock are incorporated herein by reference.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons intend to continuously review the investment in the Issuer, and may in the future determine (subject to the terms of the Certificate of Designations and Shareholders’ Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Persons will be subject to the restrictions described in Item 6 of this Statement.

Item 5. Interest in Securities of the Issuer

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Certificate of Designations and the Shareholders’ Agreement, Mario Investments LLC, Cornell Capital Special Situations Partners II LP, Cornell Capital GP II LP, and Cornell Investment Partners LLC, are the beneficial owners of 20,302,009.2 shares of Common Stock, which represents 16.6% of the shares of Common Stock outstanding based on 102,179,177 shares of Common Stock outstanding as of May 18, 2015 (exclusive of unvested shares of restricted Common Stock granted under the Company’s equity plans) which number the Company represented and warranted to MI in the Purchase Agreement (as defined below). Henry Cornell is the beneficial owner of 20,317,273.2 shares of Common Stock, which represents 16.6% of the shares of Common Stock outstanding based on 102,179,117 shares of Common Stock outstanding as of May 18, 2015 (exclusive of unvested shares of restricted Common Stock granted under the Company’s equity plans) which number the Company represented and warranted to MI in the Purchase Agreement (as defined below). Of such shares of Common Stock beneficially owned by Henry Cornell, 20,302,009.2 are held subject to the terms of the Certificate of Designations and the Shareholders’ Agreement, 5,849 are shares of Common Stock held directly by Mr. Cornell and 9,415 are shares of Common Stock underlying vested stock options held by Mr. Cornell.

(b) Henry Cornell has sole voting power and sole dispositive power with regard to 15,264 shares of Common Stock (including shares underlying options). Henry Cornell, Mario Investments LLC, Cornell Capital Special Situations Partners II LP, Cornell Capital GP II LP, and Cornell Investment Partners LLC have shared voting power and shared dispositive power of 20,302,009.2 Shares.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on June 17, 2015. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Henry Cornell	04/29/2015	8,185 (1)	$0
Henry Cornell	05/18/2015	7,714 (2)	$0

(1) Represents a grant of restricted shares of Common Stock issued to Mr. Cornell in his former capacity as a director of the Company.

(2) Represents restricted shares of Common Stock that were forfeited by Henry Cornell upon his resignation from the board of directors of the Company.

Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Private Placement of Series A Preferred Stock

On May 19, 2015, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with MI (the “Purchaser”), an affiliate of Cornell Capital LLC, pursuant to which the Company agreed to issue and sell to the Purchaser an aggregate of 363,000 shares of its Series A Preferred Stock, for an aggregate purchase price of $363 million, or $1,000 per share, in a privately negotiated transaction (the “Private Placement”). The Series A Preferred Stock was sold pursuant to the Purchase Agreement in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

References to and the description of the Purchase Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Certificate of Designations of the Series A Preferred Stock

The Company filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences, Rights and Limitations of Series A Preferred Stock (the “Certificate of Designations”), creating the Series A Preferred Stock and establishing the designations, preferences, and other rights of the Series A Preferred Stock, which became effective upon filing with the Secretary of State of the State of Delaware, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

The Series A Preferred Stock ranks senior to the Common Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution. The Series A Preferred Stock has a stated value of $1,000 per share, and holders of Series A Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 6.50% per annum. Holders of Series A Preferred Stock are entitled to vote together with the holders of the Common Stock as a single class, in each case, on an as-converted basis, except where a separate class vote of the common stockholders is required by law. Holders of Series A Preferred Stock have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company.

The Series A Preferred Stock is convertible at the option of the holders at any time after the closing of the Private Placement (the “Issue Date”) into shares of Common Stock at an initial conversion rate of 55.9284 shares of Common Stock for each share of Series A Preferred Stock, which represents an initial conversion price of approximately $17.88 per share of Common Stock, subject to adjustment. On or after the fifth anniversary of the Issue Date, the Company has the option to redeem, in whole but not in part, all the outstanding shares of Series A Preferred Stock, subject to certain redemption price adjustments on the basis of the date of the conversion. At the election of the Company, the Series A Preferred Stock is convertible, in whole but not in part, into the relevant number of shares of Common Stock on or after the 54th month after the Issue Date if the last reported sale price of the Common Stock has been at least 150% of the conversion price then in effect for a specified period. The conversion rate is subject to customary anti-dilution adjustments.

Options

Henry Cornell holds stock options to purchase 9,415 shares of Common Stock, which were issued to Mr. Cornell in his capacity as a director pursuant to the 2011 Omnibus Incentive Plan and the stock option agreement thereunder, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference. These stock options are fully vested and expire on November 14, 2015. The exercise price of the options is $24.07 per share.

The Shareholders’ Agreement

In connection with the closing of the Private Placement the Company and the Purchaser have entered into a Shareholders’ Agreement (a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference), establishing the obligations, rights and privileges of the parties with respect to the Series A Preferred Stock, including but not limited to the following:

Observer Rights; Director Designation Rights

For so long as the Purchaser maintains at least 33% of its original investment percentage in the Company, the Purchaser has the right to appoint a single representative, in a non-voting observer capacity, to attend all meetings of the board of directors of the Company (the “Board”), subject to certain exceptions and, following the third anniversary of the Issue Date, to designate one person to serve as a director on the Board. The Purchaser also has certain Board representation rights in the event that dividends payable on the Series A Preferred Stock are in arrears for six or more quarterly periods.

Restrictions on Transfer

The Shareholders’ Agreement contains certain restrictions on the Purchaser in connection with the transfer of the Series A Preferred Stock and the Common Stock issued upon conversion of such Series A Preferred Stock. During the five year period following the Issue Date, the Purchaser may not transfer the Series A Preferred Stock, except for certain permitted transfers. In addition, other than in connection with certain permitted transfers, the Purchaser may not transfer shares of Common Stock issued upon the conversion of the Series A Preferred Stock to any person which would hold, following the transfer, more than 4.9% of the Common Stock (prior to the fifth anniversary of the Issue Date) or more than more than 14.9% of the Common Stock (on and after the fifth anniversary of the Issue Date).

Registration Rights

In addition, the Purchaser has certain registration rights, including customary demand and piggyback registration rights in respect of the shares of Series A Preferred Stock and any shares of Common Stock issued upon conversion of the Series A Preferred Stock. The Shareholders’ Agreement contains customary terms and conditions, including indemnification obligations. If the Company does not fulfill its obligations under the Shareholders’ Agreement, the Company is required to pay certain liquidated damages to the holders of the Series A Preferred Stock.

Standstill

During the five years following the Issue Date, the Purchaser may not, among other things, acquire any equity securities of the Company or its subsidiaries, enter into any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or its subsidiaries, participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Company or form, join or in any way participate in a group with respect to the voting of any securities of the Company. The standstill will terminate when the Purchaser’s ownership percentage in the Company falls below 10%, in the case of certain insolvency events with respect to the Company and in certain customary circumstances relating to a change of control transaction or the making or announcement of a proposal with respect to a change of control transaction.

Voting of Shares

The Purchaser is entitled to vote its securities in its sole discretion except that, prior to the fifth anniversary of the Issue Date, the Purchaser will cast all votes that it is entitled to cast for the directors nominated by the Board.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, of the Reporting Persons, dated as of June 19, 2015, among the Reporting Persons (filed herewith).

Exhibit 2: Purchase Agreement, dated as of May 19, 2015 between the Issuer and Purchaser (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-35479), dated May 19, 2015 and incorporated herein by reference).

Exhibit 3: Shareholders’ Agreement, dated as of June 10, 2015 between the Issuer and Purchaser (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-35479), dated June 10, 2015 and incorporated herein by reference).

Exhibit 4: Certificate of Designations for Series A Preferred Stock, (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-35479), dated June 10, 2015 and incorporated herein by reference).

Exhibit 5: 2011 Omnibus Incentive Plan, and the stock option agreement thereunder (filed as Exhibit 10.27 to the Issuer’s Annual Report on Form 10-K (SEC File No. 001-35479) dated March 5, 2012, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2015.

HENRY CORNELL

By:	/s/ Henry Cornell
Henry Cornell

CORNELL INVESTMENT PARTNERS LLC

By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL GP II LP

By: Cornell Investment Partners LLC, its general partner By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

MARIO INVESTMENTS LLC

By:	Cornell Special Situations Partners II LP, its sole member
By:	Cornell Capital GP II LP, its general partner
By:	Cornell Investment Partners LLC, its general partner
By:	Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL SPECIAL SITUATIONS PARTNERS II LP

By: Cornell Capital GP II LP, its general partner
By: Cornell Investment Partners LLC, its general partner
By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of MRC Global Inc. and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of June, 2015.

HENRY CORNELL

By:	/s/ Henry Cornell
Henry Cornell

CORNELL INVESTMENT PARTNERS LLC

By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL GP II LP

By: Cornell Investment Partners LLC, its general partner By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

MARIO INVESTMENTS LLC

By:	Cornell Special Situations Partners II LP, its sole member
By:	Cornell Capital GP II LP, its general partner
By:	Cornell Investment Partners LLC, its general partner
By:	Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL SPECIAL SITUATIONS PARTNERS II LP

By: Cornell Capital GP II LP, its general partner
By: Cornell Investment Partners LLC, its general partner
By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell